UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Summit Springs THREE, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Georgia

Date of organization
April 29, 2021

Physical address of issuer
4062 Peachtree Rd NE, Suite A-532, Atlanta, GA 30319

Website of issuer
www.edgelineatl.com

Name of intermediary through which the Offering will be conducted
FundMe

CIK number of intermediary
0001683485

SEC file number of intermediary
007-00078

CRD number, if applicable, of intermediary
001683485

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Type of security offered
Preferred Units of LLC Membership Interests

Target number of Securities to be offered
1

Price (or method for determining price)
$10,000.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$800,000.00

Deadline to reach the target offering amount
October 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Period-ending May 31, 2021	Prior fiscal year-end
Total Assets	**$0.00**	**N/A**
Cash & Cash Equivalents	**$0.00**	**N/A**
Accounts Receivable	**$0.00**	**N/A**
Short-term Debt	**$5,199.00**	**N/A**
Long-term Debt	**$0.00**	**N/A**
Member's Equity	**$1.00**	**N/A**
Legal, Accounting, Licenses	**$5,200.00**	**N/A**
Taxes Paid	**$0.00**	**N/A**
Net (Loss) Income	**($5,200.00)**	**N/A**

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 28, 2021

FORM C

Up to $800,000.00

Summit Springs THREE, LLC

Preferred Units of LLC Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Summit Springs THREE, LLC, a Georgia Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Preferred Units of LLC Membership Interests of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $800,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10,000.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through www.FundMe.com (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10,000.00	$500.00	$9,500.00
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$800,000.00	$40,000.00	$760,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 5% of the amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.edgelineatl.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 28, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current

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reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.edgelineatl.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Summit Springs THREE, LLC (the "Company") is a Georgia Limited Liability Company, formed on April 29, 2021.

The Company is located at 4062 Peachtree Rd NE, 4062 Peachtree Rd NE, Suite A-532, Atlanta, GA 30319.

The Company's website is www.edgelineatl.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Summit Springs	208 Sandy Springs Place' Sandy Springs, GA	Residential

The Offering

Minimum amount of Preferred Units of LLC Membership Interests being offered	1
Total Preferred Units of LLC Membership Interests outstanding after Offering (if minimum amount reached)	1
Maximum amount of Preferred Units of LLC Membership Interests	80
Total Preferred Units of LLC Membership Interests outstanding after Offering (if maximum amount reached)	80
Purchase price per Security	$10,000.00
Minimum investment amount per investor	$10,000.00
Offering deadline	October 31, 2021
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Eric L McConaghy and Brandon Woods who are Managers of the Company. The loss of Eric L McConaghy and Brandon Woods or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Eric L McConaghy and Brandon Woods in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Eric L McConaghy and Brandon Woods die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements since the Company has not begun operations.

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Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance by having a negative impact on our suppliers and vendors.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, and contractors. A quarantine may in the future negatively affect suppliers, their employees, and overall ability to fulfill orders by slowing the delivery of services due to loss of manpower. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.
We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations.
Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and will not generate revenue until the construction of townhomes is complete.
We are a startup company with the single focus of completing the development and construction of 18 townhomes for sale in Sandy Springs, GA. We rely on external financing to partially fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our

operations and costs associated with our business that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements assuming that we do not face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We depend on third party service providers, suppliers and licensors in the development of the property.
In certain instances, we rely on single or limited service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Georgia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will

be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Board of Managers and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Board of Managers to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Board of Managers than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Board of Managers has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Georgia law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the

Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its Minimum Offering Amount after 30-calendar days but before the Offering Deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material property, described below.

Description of the Property

The Summit Springs was acquired on July 12, 2019 and the following material improvements have been made since that time:

Asbestos has been removed from the existing building and we hired a landscaping service that comes bi-monthly.

Property Manager

The Company self manages the property.

Property Revenue

Because we are building town homes for sale, Summit Springs will generate profit after completion of the units being constructed and sold.

Property Condition

The project is ground up new construction, so the project will be built brand new.

The site will require a land disturbance permit, demo permit, and building permits to perform all necessary construction to make the project profitable. No zoning changes will be required.

Competition

There is a huge shortage of new construction supply for townhome product in the Sandy Springs market.

Financing

Besides the equity being raised in this Offering, the development team will be responsible for construction financing for both the horizontal site improvements and vertical financing for the townhome units. This would be labeled as construction financing and will be in first lien position.

Regulation

Summit Springs is subject to the following regulations

Government agency	Type of approval	Application Date
City of Sandy Springs, GA City of Sandy Springs, GA	Land Disturbance Permit Building Permit	May 19, 2021 Upon approval of Land Disturbance Permit

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Summit Springs and the percentage owned:

Name	% owned
EdgeLine LLC	100.0%

Other Property Information

Business Plan

With the potential to capitalize on a current low supply of new construction housing product, this townhome community in the heart of Sandy Springs will capitalize on big city living with a small-town vibe. EdgeLine's most recent development, Summit Springs Townhomes, located at 208 Sandy Springs Place NE, Sandy Springs, GA 30328, is a boutique living concept catering to young professionals as well as the upper middle-aged and empty nesters. Funds for the development of this researched and planned community will be used to refinance the current land loan, begin sitework, and vertically construct six units while planning and design continues on an additional 12 units. This highly walkable community lays in close proximity to all the amenities downtown Sandy Springs has to offer. In addition to close retail, restaurants, grocery, farmers markets, parks, trails, and bikeways, Summit Springs is just a four-minute walk from City Center (a public resource including a center for the performing arts with two theaters for live performances) and Heritage Sandy Springs (a four-acre park with a museum and outdoor recreational space). After a careful analysis and extensive market research, EdgeLine is capitalizing on the fact that there is a lack of available homes for sale in this urban environment. Summit Springs completes the trifecta of the highly successful live/work/play concept in a growing area already ripe with arts and entertainment. Centrally located near Perimeter mall, Summit Springs has easy access to multiple highways and public transportation. With limited competition, Summit Springs will provide the latest in contemporary design and amenities. The interior will feature all the amenities homeowners have come to know and love in modern living, including an open-plan concept, energy efficient appliances, spacious balconies, generous closet space, and smart-home technology boasting high-speed internet. The community itself features a sizeable deck with grilling area, a leash-free area for dogs, and secure two-car parking.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Edgeline, LLC	Closely held Limited Liability Company engaged in real estate development.	4	$0.00

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Intellectual Property

The Company is not dependent on any intellectual property.

Other

The Company conducts business in Georgia.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$500	5.00%	$40,000
Investment in Summit Springs residential development project	95.00%	$9,500	95.00%	$760,000
Total	**100.00%**	**$10,000**	**100.00%**	**$800,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does not have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Eric L McConaghy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal / Manager May 2017 - May 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real Estate Development Management

Education

M.S. Real Estate and Urban Land Development - Virginia Commonwealth University B.S. Accounting - Bob Jones University

Name

Brandon Woods

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager May 2017 - May 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real Estate Development Management

Education

Auburn University - B.S. of Science and Business Adm. - Minor Concentration in Finance University of California, Irvine Division of Continuing Education: Certificate of Budgeting and Scheduling Projects University of California, Irvine Division of Continuing Education: Certification of Initiating and Planning Projects

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Units of Membership Interests
Amount outstanding	20
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Preferred Units of Membership Interests issued pursuant to Regulation CF	While the Securities being offered in this Offering would be subject to dilution if/when the Company issues any more Common Units, the Company does not intend to issue any further Common Units.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company does not have any debt outstanding.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $0.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned and controlled by a managing entity. The managing entity is Edgeline, LLC and is owned and controlled by Eric McConaghy and Brandon Woods.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Edgeline, LLC	100.0%

Following the Offering, the Purchasers will own 4.76% of the Company if the Minimum Amount is raised and 80% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: organization expenses. We do not anticipate generating revenue until capital is invested.

The Company will receive revenue beginning with the close of the Offering and will continue each month thereafter. As the Company receives the revenue it will pay the monthly return due each Investor. Please see the "Distributions" section below for more information.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically; to include project design and construction start. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any sources of capital in addition to the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future, but will make an investment in the Property.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 80 of Preferred Units of Membership Interests in the Company for up to $800,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 31, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $800,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $30,000.00 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close"), and withdraw funds from escrow, provided that all Investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $10,000.00 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the Offering Deadline, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial Intermediate Closing will be released to the Company upon a subsequent Intermediate Closing or the Offering Deadline, as applicable, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price is the face amount or par value of the Securities. The minimum amount that a Purchaser may invest in the Offering is $10,000.00.

The Offering is being made through www.fundme.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Prime Trust LLC.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 21 membership units outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Preferred Units." The Company's manager entity determines when and how distributions are made. Distributions are calculated by equity amount invested times 15% annually paid monthly plus equity amount invested times 10% accrued annually and paid at completion of the development project. Distributions are apportioned to percentage of membership interests of all holders of the Preferred Units. Holder of the Preferred Units receive a priority return of capital and return on invested capital before holders of Common Units receive any distribution. Distributions are required to be paid monthly on 15% annual return on investment and at the completion of the project 10% on the invested amount. The Preferred Units are entitled to a preferred return. The preferred return on the Preferred Units is equal to 100% of the amount invested by a holder of the Preferred Units and entitles such holder to receive 100% of the amount invested prior to holders of other equity interests in the Company receiving any distributions. The Company will not be required to make special minimum tax distributions to holders of the Preferred Units, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Company's Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of the Preferred Units are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of the Preferred Units will be able to transfer their Preferred Units with the approval of the Company. All transfers of Preferred Units are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Preferred Units upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: none

The Company does not have any voting agreements in place.

The Company has an Operating Agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Preferred Units of Membership Interests upon the following conditions: If the Company chooses to repurchase the Preferred Units it must return to the Purchaser all capital invested but unreturned to date and a return of 10% annually on the original invested capital accrued and not paid prior to the repurchase. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the

Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's

distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Future Transactions

Related Person/Entity	Edgeline, LLC
Relationship to the Company	Manager of Summit Springs Three, LLC
Total amount of money involved	$0.00
Benefits or compensation received by related person	Capital to be used in the development costs of Summit Springs residential development.
Benefits or compensation received by Company	A return on invested capital.
Description of the transaction	The Company will invest in Summit Springs residential real estate project that is being

	developed by Edgeline, LLC (manager of Summit Springs Three LLC).

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Eric L. McConaghy
(Signature)

Eric L. McConaghy
(Name)

Manager of controlling entity.
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Eric L McConaghy
(Signature)

Eric L McConaghy
(Name)

Manager
(Title)

7/28/21
(Date)

/s/Brandon Woods
(Signature)

Brandon Woods
(Name)

Principal / Manager
(Title)

7/28/21
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Operating Agreement
Exhibit C   Subscription Agreement
Exhibit D   Offering Page
Exhibit E   Video Transcript

EXHIBIT A

Financial Statements

SUMMIT SPRINGS THREE, LLC
FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANTS' REVIEW REPORT
For the Period April 29, 2021 (Date of Inception) to May 31, 2021

SUMMIT SPRINGS THREE, LLC
FINANCIAL STATEMENTS
MAY 31, 2021

Table of Contents

.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Summit Springs Three, LLC
Atlanta, Georgia

We have reviewed the accompanying financial statements of Summit Springs Three, LLC (the Company), which comprise the balance sheet as of May 31, 2021, and the related statements of loss and changes in member's deficit and cash flows for the period April 29, 2021 (Date of Inception) to May 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

CB Smith & Associates, PC

CB Smith & Associates, P.C.
Cumming, Georgia
June 30, 2021

327 Dahlonega Street, Suite 903A   599 Old Phoenix Rd   141 New Street, 2nd Floor
Cumming, GA 30040   Eatonton, GA 31024   Macon, GA 31201
Phone: 678.205.5278 – Fax: 678.534.6350   Phone: 706.484.0304 – Fax: 706.484.0502   Phone: 478.743.0394 – Fax: 478.745.5367

www.cbsmithcpa.com

SUMMIT SPRINGS THREE, LLC
BALANCE SHEET
MAY 31, 2021

Assets

Current Assets	
Cash and cash equivalents	$ -
Total current assets	-
Total assets	$ -

Liabilities and Member's Equity

Liabilities	
Due to EdgeLine	5,199
Total liabilities	5,199
Member's Deficit	(5,199)
Total liabilities and member's equity	$ -

The accompanying notes and independent accountants' review report are an integral part of these financial statements.

Revenue	$ -
Expenses	
Consulting fees	4,000
Legal fees	1,000
Licenses	200
Total expenses	5,200
Net loss	(5,200)
Member's equity, beginning of period	-
Contributions	1
Distributions	-
Member's deficit, end of period	$ (5,199)

e accompanying notes and independent accountants' review report are an integral part of these financial statements.

SUMMIT SPRINGS THREE, LLC
STATEMENT OF CASH FLOWS
FOR PERIOD APRIL 29, 2021 (DATE OF INCEPTION) TO MAY 31, 2021

Cash flows from operating activities:	
Net loss	$ (5,200)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	
Changes in assets and liabilities	
Due to EdgeLine	5,199
Net cash used in operating activities	(1)
Cash flows from investing activities:	
Member contribution	1
Net cash provided by investing activities	1
Cash flows from financing activities:	-
Net change in cash and cash equivalents	-
Cash and cash equivalents	
April 29, 2021 (Date of inception)	-
End of period, May 31, 2021	$ -

The accompanying notes and independent accountants' review report are an integral part of these financial statements.

1. **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business and Organization

Summit Springs Three, LLC (the Company) was organized on April 29, 2021under the laws of the state of Georgia to be a commercial construction contractor. The business of the Company shall be to fund, develop and sell property owned by Summit Springs Holdings, LLC and developed and managed by EdgeLine, LLC and to engage in any lawful activity incident thereto. Subject to the terms of the Operating Agreement., the Company shall have all powers of a limited liability Company under the Georgia Act. The term of the Company shall continue until the Company is dissolved and its affairs wound up in accordance with the provisions of the Operating Agreement.

Cash and Cash Equivalents

For the statement of cash flows, the Company considers cash investments with an original maturity of three months or less to be cash equivalents. The Company maintains its bank deposits in non-interest-bearing accounts at a large financial institution that is insured by the Federal Deposit Insurance Corporation (FDIC). Throughout the year, the Company's cash accounts will fluctuate and may occasionally be more than FDIC insurance threshold.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps (i) identify the contract(s) with customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies the performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be with the scope of ASC 606. The Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates property and equipment using the straight-line method over estimated useful lives ranging from 5 to 7 years. Repairs and maintenance are charged to expense as incurred, while significant improvements are capitalized.

Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is recorded in the period or retirement or disposal.

Income Taxes

The Company is a wholly owned subsidiary of EdgeLine, LLC and In lieu of corporate income taxes, the members are taxed on their share of taxable income of the Company; therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

1. **Nature of Business and Summary of Significant Accounting Policies (continued)**

Fair Value

In accordance with FASB ASC 820, Fair Value Measurement and Disclosures, the Company defines fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820, Fair Value Measurements and Disclosures, establishes the following hierarchy which prioritize the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Leve 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument valuation.

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

2. **Authorized Units**

The maximum number of Units that may be issued by the Company in accordance with the Operating Agreement is limited to Two Thousand (2,000) Common Units and Unlimited Preferred Units (the "Authorized Units"). Outstanding Preferred Units shall be paid monthly a Return on Investment of Fifteen Percent (15%) annually, uncompounded, on any initial Capital Contribution remaining unreturned until the initial Capital Contribution is returned in full (the "Monthly ROI"). Preferred Units shall also earn an additional Ten Percent (10%) annual, uncompounded Return on Investment on Capital Contributions to be paid out of Net Cash Flows, in any, after all Capital Contributions are returned (the "Preferred Return"). The total Rate of return shall not exceed Twenty-Five Percent (25%). Preferred Units shall not have voting rights. The Board may not alter the number of Authorized Units without the consent of the Members holding a Majority Interest. The Board may not alter the rights, privileges, or preferences of any Units without the consent of all of the Members.

3. **Going Concern**

The Company is potentially a going concern because it is not adequately capitalized. The Company is confident that the Member will fund any capital shortfalls. In addition, there is no significant that exists in this respect. The Company's expectation is to be funded by investors in the very new future through a public offering.

4. **Subsequent Events**

The Company has evaluated subsequent events through June 30, 2021, which is the date the financial statements were available to be issued. Management has determined that none of the events or transactions occurring after the balance sheet date substantially affects the amounts, presentation, and disclosure of the accompany consolidated financial statements except for the events noted below:

EXHIBIT B

Operating Agreement

OPERATING AGREEMENT

OF

SUMMIT SPRINGS THREE, LLC

The limited liability company membership units (the "Units") of Summit Springs THREE, LLC have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), the securities laws of any State of the United States or any other applicable securities laws in reliance upon exemptions from the registration requirements of the Securities Act and such other laws. The Units must be acquired for investment only and may not be offered for sale, pledged, hypothecated, sold, assigned or transferred at any time except in compliance with (i) the Securities Act, any applicable state securities laws, and any other applicable securities laws and (ii) the terms and conditions of this Operating Agreement (the "Agreement"). The Units may not be transferred of record except in compliance with such laws and this Agreement. Therefore, purchasers of the Units will be required to bear the risk of their investment for an indefinite period of time.

OPERATING AGREEMENT
OF
SUMMIT SPRINGS THREE, LLC

A Georgia Limited Liability Company

THIS OPERATING AGREEMENT (the "Agreement") of Summit Springs THREE, LLC (the "Company") is made and entered into effective as of April 29th, 2021, by and among the Company, EdgeLine LLC, a Georgia limited liability company any additional members admitted pursuant to Section 10.5 hereof (the "Members").

ARTICLE 1
DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings assigned to them in <u>Schedule 1</u> hereto.

ARTICLE 2
FORMATION OF COMPANY

Section 2.1   Formation and Term.

Effective with the filing of the Articles of Organization, the Company shall constitute a limited liability company formed pursuant to the Act and other applicable laws of the State of Georgia. The Members shall, when required, file such amendments to or restatements of the Articles of Organization, in such public offices in the State of Georgia or elsewhere as the Members deem advisable to give effect to the provisions of this Agreement and the Articles of Organization, and to preserve the character of the Company as a limited liability company. The term of the Company shall continue until the Company is dissolved and its affairs wound up in accordance with the provisions of this Agreement.

Section 2.2   Name.

The name of the Company is Summit Springs THREE, LLC.

Section 2.3   Principal Place of Business.

The principal place of business of the Company is located at 4062 Peachtree Road, suite A-532, Atlanta, GA. 30319. The Company may locate its places of business at any other place or places as the Board may deem advisable.

Section 2.4   Registered Office and Registered Agent.

The Company's registered office is located at 500 Debra Drive, Marietta, GA 30066. Daniel Denton shall serve as the registered agent of the Company. The registered office and registered agent may be changed from time to time pursuant to the terms of the Georgia Act as the Board may deem advisable.

ARTICLE 3
BUSINESS OF COMPANY

The business of the Company shall be to fund, develop, and sell property owned by Summit Springs Holdings, LLC and developed and managed by EdgeLine LLC and to engage in any lawful activity incident thereto. Subject to the terms of this Agreement, the Company shall have all powers of a limited liability company under the Georgia Act.

ARTICLE 4
NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are set out on *Exhibit "A"*. In the event of any change with respect to the information stated on *Exhibit "A"* hereto, the Board shall have the authority to update *Exhibit "A"* to reflect such change; *provided*, however, that the failure of the Board to update *Exhibit "A"* or provide a copy of *Exhibit "A"* as revised to the Members shall not prevent the effectiveness of, or otherwise affect the underlying adjustments that would be reflected in such amendment to, *Exhibit "A"*.

ARTICLE 5
MANAGEMENT

Section 5.1   Board of Managers.

Except as otherwise provided in this Agreement, the business, property and affairs of the Company will be governed by, and all powers of the Company will be exercised by, or under the direction of, the Managers constituted pursuant to this Agreement (the "Board" or "Board of Managers"). Except as expressly set forth in this Agreement, no Member, in its capacity as such, has any part in the management of the Company or has any authority to act on behalf of the Company.

Section 5.2   Number and Tenure of Managers.

The number of Managers shall be fixed from time to time by the Members holding a Majority Interest of any class of membership. Each Manager shall hold office until such Manager's earlier death, Disability, resignation or removal pursuant to Section 5.8 below. The initial number of Managers shall be two (2).

Section 5.3   Managers.

The initial Manager(s) comprising the Board are James Brandon Woods and Eric Lee McConaghy. In the event the Members create additional Manager positions on the Board, the Members holding a Majority Interest shall appoint Managers to fill such additional Manager positions.

Section 5.4   Meetings of the Board.

(a)   Meetings of the Board may be called by or at the request of any Manager. The Managers may fix any place, either within or without the State of Georgia, as the place for holding any special meeting of the Board called by the Managers.

(b)   Notice of any meeting of the Board shall be given at least two (2) Business Days previous thereto by written notice to each Manager pursuant to Section 20.11.

(c)   Attendance of any meeting in person or pursuant to Section 5.5 shall constitute waiver of the notice requirements set forth in Section 5.4(b).

Section 5.5   Participation by Video or Telephone Conference of Managers.

The Managers may participate in or conduct a meeting of the Board by means of video or telephone conference equipment or similar communications equipment by which all Managers may simultaneously speak with and hear each other during the meeting. Participation by a Manager pursuant to this Section 5.5 shall constitute presence in person at such meeting.

Section 5.6   Unanimous Action Without Meeting.

Any action required or permitted by law, by the Members or by this Agreement to be taken by the Board may be taken by unanimous written consent without a meeting if the action is evidenced by one or more written consents describing the action taken and is signed by all the Managers entitled to vote to approve such action. Any action taken under this Section 5.6 shall be effective when the Managers required to approve such action have signed the consent, unless the consent specifies a future effective date.

Section 5.7   Manner of Acting.

Except as otherwise specified herein, the vote of a majority of the Managers shall be the act of the Board.

Section 5.8   Resignation and Removal of the Managers.

(a)   A Manager may resign at any time upon written notice to the Company. Any Manager that is also a Member will be deemed to have resigned as Manager upon the occurrence of a Cessation Event with respect to such Member.

(b)   A Manager may be removed (effective immediately upon delivery of written notice to the Manager from the removing Members) by the affirmative vote of the Members holding a Majority Interest (determined without regard to the Ownership Percentage of the Member who is the subject of the removal action or the Member who is an Affiliate of the Manager who is the subject of the removal action).

Section 5.9   Vacancies.

A vacancy in a Manager position shall be filled by appointment by the Members holding a Majority Interest.

Section 5.10   Actions Requiring the Consent of the Members.

Without the prior written consent of the Members holding a Majority Interest of the Common Units, the Board shall have no authority to do or cause or commit the Company to do any of the following:

(a)   merge or consolidate the Company with or into any other Entity or change or reorganize the Company into any other legal form;

(b)   dissolve the Company under Article 18; or

(c)   file a voluntary petition in bankruptcy or for reorganization or for adoption of an arrangement under any state or federal bankruptcy laws;

Section 5.11   Company Expenses.

The Company will pay all costs, fees, and expenses related to its operations, which costs, fees, and expenses shall include, without limitation, (i) any taxes, fees or other charges levied against the Company or on its income or assets or in connection with its business or operations by any governmental authority and the cost of preparing any necessary tax returns and (ii) all costs, fees, and expenses incurred in connection with the formation of the Company, the offering of Units therein and exempting such offering from registration under the Securities Act and the "blue sky" laws of the various states in which such offering may be made.

ARTICLE 6
OFFICERS

Section 6.1   General Provisions.

The officers (the "Officers") of the Company may consist of a (i) Chairman of the Board, (ii) President, (iii) Vice President, (iv) Secretary, (v) Treasurer, and (vi) such other Officers as may be established and elected by the Board. Any two or more offices may be held by the same Person, and, Officers need not be Members or Managers of the Company. The power and authority of the Officers shall be subject to the control of the Board at all times.

Section 6.2   Election and Appointment of Officers.

The Board shall elect the Officers of the Company, and each Officer shall serve for the term of office for which he or she is elected or appointed and until his or her successor has been elected or appointed and has qualified, or his or her earlier death, Disability, resignation or removal from office pursuant to Section 6.8 below.

Section 6.3   Chairman of the Board.

The Chairman of the Board shall act as the Chairman at all meetings of the Board and all other meetings of the Company, unless otherwise delegated, and shall perform such duties and have such powers as the Board may from time to time prescribe. The Chairman of the Board must be a Manager.

Section 6.4   President.

The President of the Company, shall be responsible for managing the day to day operations of the Company consistent with budgets, guidelines, and policies established from time to time by the Board and subject to the control of the Board. The President shall have such other specific responsibilities as may be determined by the Board from time to time.

Section 6.5   Vice Presidents.

The Company may have one or more Vice Presidents, elected by the Board, who shall perform such duties and have such powers as may be prescribed by the Board or the President from time to time.

Section 6.6   Secretary.

The Secretary (or an Assistant Secretary) shall keep minutes of all meetings of the Board and the Members and perform such other duties and have such other powers as may be prescribed by the Board or the President from time to time.

Section 6.7   Treasurer.

The Treasurer shall be responsible for the financial affairs of the Company and perform such other duties and have such other powers as may be prescribed by the Board or the President from time to time.

Section 6.8   Removal of Officer.

Any Officer who is also a Manager shall be deemed removed as an Officer upon his or her removal as a Manager pursuant to Section 5.8 above. Any other Officer may be removed as an Officer as permitted pursuant to any employment agreement between the Officer and the Company or, in the absence of such agreement or in the event such agreement does not address removal, such Officer may be removed as an Officer, with or without cause, at any time by the Board.

Section 6.9   Officers.

The initial Officers of the Company are as follows:

Eric Lee McConaghy	Chairman of the Board
James Brandon Woods	President
Eric Lee McConaghy	Vice President
Eric Lee McConaghy	Secretary
James Brandon Woods	Treasurer
James Brandon Woods	Assistant Secretary

ARTICLE 7
LIMITATIONS ON AUTHORITY; DUTIES

Section 7.1   Limitation of Authority.

(a)   Each Member, acting solely in his, her or its capacity as a Member, is not an agent of the Company and does not have any authority to act on behalf of the Company, execute any instrument in connection with the carrying on of the Company's business and affairs, or otherwise bind the Company in any manner.

(b)   Each Manager, acting solely in his capacity as a Manager, is an agent of the Company and has the authority to act on behalf of the Company, execute any instrument in connection with the carrying on of the Company's business and affairs, or otherwise bind the Company in any manner subject to the limitations of Sections 5.7 and 5.10.

(c)   Each Officer, to the extent of the power and authority delegated to such Officer by the Board or as otherwise set forth herein, is an agent of the Company for the purpose of its business and affairs. The act of any Officer, including, but not limited to, the execution in the name of the Company of any instrument for apparently carrying on in the usual way the business and affairs of the Company, shall bind the Company, unless the Officer so acting has, in fact, no authority to act for the Company in the particular matter.

(d)   If any Member, Manager or Officer takes any action or binds the Company in violation of this Section 7.1, or any other provision of this Agreement, such Member, Manager or Officer shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company, its Managers, and the Members harmless with respect to the loss and expense.

Section 7.2   Duties of the Members and Managers; Standard of Care.

In the exercise of rights and the performance of duties hereunder each Member and Manager shall act in a manner he believes in good faith to be in the best interests of the Company and with the care an ordinarily prudent Person in a like position would exercise under similar circumstances.

ARTICLE 8
EXCULPATION AND INDEMNITY OF THE MANAGERS, MEMBERS AND OFFICERS

Section 8.1   Exculpation and Indemnification.

(a)   Except as otherwise provided herein, no Member, Manager, Officer or any of their respective Affiliates, or any shareholders, partners, members, managers, officers, directors, employees, and agents of any of the foregoing (individually, an "Indemnitee") will be liable to the Company or to any Member relating to the performance or nonperformance of any act concerning the business and activities of the Company to the maximum extent permitted by law or equity; provided the Indemnitee acted in accordance with the applicable standard of care as described in Section 7.2 and the Indemnitee's conduct did not constitute gross negligence, willful misconduct or knowing violation of law, or a breach of any representation, warranty or covenant contained herein or in any other agreement with the Company. No Indemnitee will be liable to the Company or to any Member for such Indemnitee's good faith reliance on the provisions of this Agreement, the records of the Company and upon such information, opinions, reports or statements presented to the Company by any of its other Managers, Members, Officers, employees, or by any other person, as to matters such Indemnitee reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members may be paid.

(b)   The Company will indemnify, defend and hold harmless, each Indemnitee to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint or several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, solely as a result of the Indemnitee's status as a Member, Manager or Officer or such party's status as a shareholder, partners, member, manager, officer, director, employee or agent of any of the foregoing, or relating to the performance or nonperformance of any act concerning the business and activities of the Company, if the Indemnitee acted in accordance with the applicable standard of care described in Section 7.2 and the Indemnitee's conduct did not constitute gross negligence, willful misconduct or knowing violation of law, or a breach of any representation, warranty or covenant by such Indemnified Person contained herein or in any other agreement with the Company. Expenses, including attorney fees, incurred by any such Indemnified Person in defending a proceeding will, to the extent of available funds, be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking satisfactory to the Board by or on behalf of such Indemnified Person to repay such amount in the event of a final determination that such Indemnified Person is not entitled to be indemnified by the Company. Any indemnification provided hereunder will be satisfied solely out of the assets of the Company, as an expense of the Company. No Member will be subject to personal liability by reason of these indemnification provisions. The provisions of this Section 8.1 are for the benefit of the Indemnitees and will not create any rights for the benefit of any other Person. Rights under this Section 8.1 are cumulative. Rights under this Section 8.1 will not limit other rights which any Indemnitee may have at law, by statute or otherwise, including common law rights to subrogation, indemnification, reimbursement or contribution and other similar rights. Rights of an Indemnitee under this Section 8.1 will survive any change in the relationship between the Company and such Indemnitee or its

Affiliates. An Indemnitee's rights under this Section 8.1 will not be limited by any amendment made to this Agreement after the date the Indemnitee acts or refrains from taking action in reliance on such rights, unless the Indemnitee otherwise agrees. It is expressly recognized that each Indemnitee covered under this Section 8.1 and is a third party beneficiary of this Agreement and may enforce its rights allowed by this Section 8.1.

Section 8.2   Insurance.

The Company may purchase and maintain insurance that the Manager determines to be adequate with respect to liabilities of the types described in Section 8.1 above.

ARTICLE 9
RIGHTS AND OBLIGATIONS OF MEMBERS

Section 9.1   No Liability for Company Obligations.

No Member will have any personal liability for any debts or losses of the Company solely by reason of being a Member of the Company, except as otherwise expressly provided in this Agreement or under the Georgia Act.

Section 9.2   Approvals of Members.

Except as provided in Section 5.10 and as otherwise expressly provided in this Agreement, the Members shall have no voting or approval rights regarding Company management decisions, and all such actions may be taken by the Board or Officers, to the extent authorized, without any further consent or approval of the Members.

Section 9.3   Manner of Acting.

Except as otherwise specifically provided herein, in any case that the Members have voting or approval rights under this Agreement, the affirmative vote of the Members holding a Majority Interest shall be the act of the Members.

Section 9.4   Meetings of the Members.

(a)   Meetings of the Members may be called by or at the request of the Board or any Member(s) holding a Majority Interest. The Board shall fix the time for holding such meeting. Any meeting of the Members shall be held at the Company's principal place of business, unless otherwise agreed by the Members.

(b)   Notice of any meeting of the Members shall be given at least five (5) Business Days previous thereto in accordance with Section 20.11.

(c)   Attendance of any meeting in person or pursuant to Section 9.5 shall constitute waiver of the notice requirements set forth in Section 9.4(b).

Section 9.5   Participation by Video or Telephone Conference of Members.

The Members may participate in or conduct a meeting of the Members by means of telephone or video conference equipment or similar communications equipment as long as all persons participating in the meeting may simultaneously speak with and hear each other. Participation by a Member pursuant to this Section 9.5 shall constitute presence in person at such meeting.

Section 9.6   Action by Members Without a Meeting.

Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members entitled to vote and having the requisite Ownership Percentage required to approve such action. Any action taken under this Section 9.6 shall be effective when the Members required to approve such action have signed the consent, unless the consent specifies a different effective date. Notice of such action without a meeting signed by less than all of the Members shall be given to those Members of record on the date when the written consent is first executed who did not sign the written consent; provided, that failure to provide such notice shall not affect the action taken.

Section 9.7   No Unanimity Requirement.

Except to the extent (if any) expressly provided herein, no action, transaction or decision proposed to be taken by the Company shall require unanimous approval of the Members.

Section 9.8   Member Representations.

Each Member does hereby make the representations, warranties and covenants set forth in this Section 9.8 and does hereby agree to indemnify and hold each other Member and the Company harmless from and against any and all loss, damage, cost, expense (including, without limitation, attorney's fees), claim, judgment or liability that any other Member or the Company may suffer or incur as a result of any inaccuracy in the representations and warranties of the Member as of the date hereof.   Each such Member:

(a)   Acknowledges that no registration statement is now on file with the Securities and Exchange Commission with respect to any Units in the Company, and the Company has no obligation or current intention to register such Units under the Securities Act of 1933, as amended ("Securities Act");

(b)   Acknowledges that the Units have not been registered under the Securities Act because the Company is issuing such Units in reliance upon the exemptions from registration requirements of the Securities Act providing for issuance of securities not involving a public offering, together with any corresponding exemptions under applicable state securities laws and regulations;

(c)   Acknowledges that this Agreement does not conflict with or violate any other agreement to which the Member is party and will not subject or require the Company to be party to an agreement or subject to any lawsuit due to any other such agreement;

(d)   Represents that he, she or it is purchasing the Units for his, her or its own account, for investment purposes and not with a view toward resale or distribution except in compliance with applicable federal and state law and acknowledges that the Company has relied upon the fact that the Units in the Company are to be held by the Members solely for investment;

(e)   Acknowledges that the Company has relied upon his, her or its certification that such Member is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act;

(f)   Acknowledges that the exemptions from registration under the Securities Act would be unavailable if the Units in the Company were acquired by a Member with a view to distribution;

(g)   Acknowledges that he, she or it has been provided an opportunity to ask questions of, and has received answers from, the Company and its representatives regarding (i) the nature, business, assets and liabilities of the Company and (ii) the terms and conditions governing an investment in the Units including, without limitation, the terms and conditions contained in this Agreement and that he, she or it has obtained all information requested in connection with the foregoing.

(h)   Represents that he, she or it: (i) has adequate means of providing for his, her or its current financial needs and contingencies; (ii) is able to bear the economic risks of an investment in the Units for an indefinite period of time; (iii) has no need for liquidity in such an investment; and (iv) at the present time, could afford a complete loss of an investment in the Units;

(i)   Represents that he, she or it has such knowledge and experience in financial, tax and business matters so as to enable him or her to utilize the information made available to him or her in connection with the purchase of the Units to evaluate the merits and risks of an investment in the Units and to make an informed investment decision with respect thereto;

(j)   Understands that there is no public market for the Units and that no public or other market may ever develop and that there is no assurance that he, she or it will ever be able to sell or dispose of the Units; and

(k)   Acknowledges Daniel Denton as acting as counsel to the Company and does not represent him, her or it and that such Member has been advised to retain his, her or its own counsel in connection with making an investment in the Units.

ARTICLE 10
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

Section 10.1   Members' Capital Contributions and Issuance of Units.

Each Member shall contribute the amount set forth next to such Member's name on *Exhibit "A"* hereto as the Member's initial Capital Contribution. Each Member's initial Capital Contribution and the number and class of Units owned by each Member shall be reflected on the books and records of the Company.   All calls for payment of additional Capital Contributions, other than the initial Capital Contributions, will be made in accordance with Section 10.2. The initial issuance of Units is reflected and set forth in *Exhibit "A"*.

Section 10.2   Additional Capital Contributions.

No Member shall be required to make any additional Capital Contributions to the Company.

Section 10.3   Authorized Units.

The maximum number of Units that may be issued by the Company in accordance with the terms and conditions set forth in this Agreement is limited to Two Thousand (2,000) Common Units and Unlimited Preferred Units (the "Authorized Units"). Outstanding Preferred Units shall be paid monthly a Return on Investment of Fifteen Percent (15%) annually, uncompounded, on any initial Capital Contribution remaining unreturned until the initial Capital Contribution is returned in full ("the Monthly ROI"). Preferred Units shall also earn an additional Ten Percent (10%) annual, uncompounded Return on Investment on Capital Contributions to be paid out of Net Cash Flow, if any, after all Capital Contributions are returned ("the Preferred Return"). Total Rate of Return (monthly payments and additional ROI on Capital Contribution combined) on any Capital Contribution shall not exceed Twenty-Five Percent (25%). Preferred Units shall not have voting rights. The Board may not alter the number of Authorized Units without the consent of the Members holding a Majority Interest. The Board may not alter the rights, privileges or preferences of any Units without the consent of all of the Members that would be adversely affected by such alteration.

9

Section 10.4   Certificates.

All Units may, but shall not be required to, be represented by certificates. Each certificate issued hereunder shall be in the form approved by the Board and must be signed by a Manager. In addition to any other information, restriction or legend, all certificates must include the name of the person to whom the Units are issued and the number and class of Units the certificate represents. No certificate when issued shall cease to be valid by reason of any changes in the information required or permitted to be stated on the certificate and, in the event of a change in the capital structure of the Company, it shall not be necessary to recall any previously-issued certificate for revision of the information placed thereon.

Each certificate shall include the following legend:

The limited liability company units (the "Units") of Summit Springs THREE, LLC represented by this certificate and the Operating Agreement (as defined below) have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), the securities laws of any State of the United States or any other applicable securities laws in reliance upon exemptions from the registration requirements of the Securities Act and such other laws. The Units must be acquired for investment only and may not be offered for sale, pledged, hypothecated, sold, assigned or transferred at any time except in compliance with (i) the Securities Act, any applicable state securities laws, and any other applicable securities laws and (ii) the terms and conditions of the Operating Agreement of Summit Springs THREE, LLC (the "Operating Agreement"). The Units may not be transferred of record except in compliance with such laws and the Operating Agreement. Therefore, purchasers of the Units will be required to bear the risk of their investment for an indefinite period of time.

Section 10.5   Loans to Company.

Subject to Section 5.10, to the extent approved by the Board, any Member may make one or more loans to the Company on such reasonable terms and conditions as may be approved by the Board.

Section 10.6   Additional Members.

Subject to Section 10.3, the Company may admit additional Members and issue Units to such Members on such terms and conditions as decided by the Board. Each Person who is admitted to the Company as a Member must agree in writing to be bound by the terms and conditions of this Agreement. In the event that additional Members are admitted to the Company by the Board without the majority consent of the Members, the existing Members' Interests shall be diluted proportionately only to the Maximum number of Authorized Units.

Section 10.7   Maintenance of Capital Accounts.

A Capital Account shall be established for each Member and maintained in accordance with the provisions of this Agreement and Treasury Regulation ("Treas. Reg.") Section 1.704-1(b) or, if such regulations are amended, replaced, or superseded, in accordance with any applicable successor rules or regulations. Each Member's Capital Account shall be *increased* by: (i) the amount of money and the Gross Asset Value of property contributed to the Company by each Member; (ii) allocations to the Member of Net Profit and items in the nature of income or gain that are specially allocated pursuant to Section 12.2 hereof; and (iii) the amount of any Company liabilities assumed by such Member or that are secured by any Company property distributed to such Member. Each Member's Capital Account shall be *decreased* by: (i) the amount of money and the Gross Asset Value of Company property distributed to the Member by the Company; (ii) allocations of Net Loss and items in the nature of expenses or losses which are specially allocated pursuant to Section 12.2 hereof; and (iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company. Except with respect to certain revaluations permitted by Section 10.8, but that may not be specifically permitted by the Regulations, the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

Section 10.8   Revaluation to Adjust Capital Accounts.

The value of Company property may be adjusted by the Board in accordance with the provisions of Regulation Section 1.704-1(b)(2)(iv)(f) or under such other circumstances as the Board shall determine to prevent unintended economic consequences. In such event, the value of all assets of the Company shall be determined by an independent third-party appraiser selected by the Board.

ARTICLE 11
DISTRIBUTIONS TO MEMBERS

Section 11.1   Distributions of Net Cash Flow.

(A) The Company will distribute the Monthly ROI set forth in Section 10.3 for unreturned capital to Preferred Units on a monthly basis.

(B) After the distributions in Section 11.1(A), if the Company, at the sole discretion of the Board, distributes any existing Net Cash Flow to the Members then such distribution shall be as follows:

- First to Preferred Unit holders until all Capital Contributions for Preferred Unit Holders are paid back in full;

- Second to pay the Preferred Return; then

- Any remaining funds to Common Units in proportion to Common Unit Membership;

provided, that upon the dissolution of the Company as provided in Section 18.1, distributions shall be made in accordance with this Section.

Section 11.2   Tax Distributions

Notwithstanding Section 11.1, the Company may, at such times as determined by the Board, in its sole discretion, unless restricted or prohibited by the Georgia Act, make distributions of Net Cash Flow to the Members (at such times as may be necessary to allow the timely payment of federal and state income taxes, including estimated federal and state income taxes) in an amount that is deemed by the Board sufficient to pay the combined estimated federal and state income tax liability of the Members (or any other person who would become obligated to pay federal and state income taxes as a result of allocation of Net Profits and Net Losses to a Member) resulting solely from the allocation of Net Profits and Net Losses to the Members. The Board shall not be required to consider the personal circumstances of Members in making a determination of the estimated combined federal and state income tax liability of the Members. Any distribution made to a Member under this Section 11.2 shall be taken into account as a distribution under Section 11.1.

Section 11.3   **Limitation Upon Distributions.**

No distribution shall be made to Members if (a) the Company would not be able to pay its debts as they become due in the usual course of business, (b) the Company's total assets would be less than the sum of its total liabilities, or (c) such distribution would otherwise constitute a violation of the Georgia Act.

Section 11.4   **Interest on and Return of Capital Contributions.**

No Member, other than Members holding Preferred Units, shall be entitled to interest on such Member's Capital Contribution or to a return of the Member's Capital Contribution, except as otherwise specifically provided for in this Agreement.

Section 11.5   **Holders of Economic Rights.**

Except as otherwise provided herein, references in this Agreement to Members shall also be deemed to constitute a reference to Economic Interest Owners when the provision relates to economic rights and obligations. By way of illustration and not limitation, such provisions would include those regarding Capital Accounts, distributions (including distributions made pursuant to Section 19.1 hereof), allocations of Net Profits and Net Losses, contributions and the rights, restrictions and obligations with respect to transferability contained in Article 16.

ARTICLE 12
ALLOCATIONS OF NET PROFITS AND NET LOSSES

Section 12.1   **Net Profits and Net Losses.**

After giving effect to any allocations required by Section 12.2, Net Profits and Net Losses for each Fiscal Year shall be allocated, insofar as possible, so that, following all allocations pursuant to Section 12.2 for such Fiscal Year and the allocations pursuant to this Section 12.1, each Member's Capital Account balance shall be equal to the result (be it positive, negative or zero) of subtracting (i) the sum of (x) the amount which such Member is unconditionally obligated to contribute to the Company in the future, (y) such Member's share of the Member Minimum Gain, and (z) such Member's share of the Company Minimum Gain, from (ii) such Member's Target Amount at the end of such Fiscal Year.

Section 12.2   **Tax Regulatory and Curative Allocations.**

Notwithstanding Section 12.1 hereof:

(a)   In the event that any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase an Adjusted Capital Account Deficit of such Member, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit so created as quickly as possible. It is the intent that this Section 12.2(a) be interpreted to comply with the alternate test for economic effect set forth in Regulations Section 1.704-1(b)(2)(ii)(d).

(b)   The Net Losses allocated pursuant to Section 12.1 hereof shall not exceed the maximum amount of Net Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event that some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Losses pursuant to Section 12.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member-by-

Member basis so as to allocate the maximum permissible Net Losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d). All Net Losses in excess of the limitation set forth in this Section 12.2(b) shall be allocated to the Members in proportion to their respective positive Capital Account balances, if any, and thereafter to the Members in accordance with their interests in the Company as determined by the Board, in its reasonable discretion.

(c)   In the event that any Member would have a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of the amount, if any, that such Member is obligated to restore to the Company under Regulations Section 1.704-1(b)(2)(ii)(c) and such Member's share of Company Minimum Gain as defined in Regulations Section 1.704-2(g)(1) and Member Minimum Gain as defined in Regulations Section 1.704-2(i)(5) which is also treated as an obligation to restore in accordance with Regulations Section 1.704-1(b)(2)(ii)(d)), the Capital Account of such Member shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 12.2(c) shall be made only if and to the extent that such Member would have such an excess deficit Capital Account balance after all other allocations provided for in this Article 12 tentatively have been made as if this Section 12.2(c) and Section 12.2(a) were not in this Agreement. This Section 12.2(c) is intended to minimize the potential distortion to the economic arrangement of the Members that might otherwise be caused by Section 12.2(a), while ensuring that this Agreement complies with the requirements of the alternate test for economic effect contained in Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent with such intent.

(d)   Notwithstanding any other provision of this Section 12.2, if there is a net decrease in the Company Minimum Gain during a Fiscal Year, then each Member shall be allocated items of income (including gross income) and gain for such Fiscal Year (and if necessary for subsequent Fiscal Years) equal to that Member's share of the net decrease in Company Minimum Gain. This Section 12.2(d) is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2 and shall be interpreted consistently therewith. If in any Fiscal Year that the Company has a net decrease in the Company Minimum Gain, if the minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the Board may seek to have the Internal Revenue Service waive the minimum gain chargeback requirement in accordance with Regulations Section 1.704-2(f)(4).

(e)   Notwithstanding any other provision of this Section 12.2 except Section 12.2(d), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Minimum Gain as of the beginning of the Fiscal Year shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt. A Member's share of the net decrease in Member Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(i)(4); provided, however, that a Member shall not be subject to this provision to the extent that an exception is provided by Regulations Section 1.704-2(i)(4) and any Revenue Rulings issued with respect thereto. Any Member Minimum Gain allocated pursuant to this provision shall consist of first, gains recognized from the disposition of Company property subject to the Member Nonrecourse Debt, and, second, if necessary, a pro rata portion of the Company's other items of income or gain (including gross income) for that Fiscal Year. This Section 12.2(e) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) of the Code which are attributable to any nonrecourse debt of the Company and are characterized as Member Nonrecourse Deductions under Regulations Section 1.704-2(i) shall be allocated to the Members' Capital Accounts in accordance with said Regulations Section 1.704-2(i).

(g)   Nonrecourse Deductions shall be allocated to the Members in proportion to their respective Ownership Percentages.

(h)   To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required pursuant to Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 12.3   Credit or Charge to Capital Accounts.

Any credit or charge to the Capital Accounts of the Members pursuant to Section 12.2(a), Section 12.2(b), Section 12.2(c), Section 12.2(d), Section 12.2(e), Section 12.2(f), Section 12.2(g) and Section 12.2(h) ("Regulatory Allocations") hereof shall be taken into account in computing subsequent allocations of Net Profits and Net Losses pursuant to Section 12.1, so that the net amount of any items charged or credited to Capital Accounts pursuant to Section 12.1 and the Regulatory Allocations hereof and this Section 12.3 shall to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of this Section 12.3 if the special allocations required by the Regulatory Allocations hereof had not occurred.

Section 12.4   Section 704(c) Allocations.

In accordance with Code Section 704(c) and the Regulations thereunder, Net Profits and Net Losses, and each item of income, gain, loss and deduction thereof, with respect to any property contributed to the capital of the Company, or after the assets of the Company have been revalued pursuant to Section 10.8, shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value including, but not limited to, special allocations to a contributing Member that are required under Code Section 704(c) to be made upon distribution of such property to any of the non-contributing Members. Any elections or other decisions relating to such allocations shall be made by the Board. Allocations pursuant to this Section 12.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits and Net Losses and credit or distributions pursuant to any provision of this Agreement.

Section 12.5   Allocations in Respect of Transferred Member Units.

If any Unit is sold, assigned, or transferred pursuant to Article 16 during any accounting period, Net Profit and Net Loss, and each item thereof, and all other items attributable to the transferred interest for such period shall be divided and allocated between the transferor and transferee by taking into account their varying interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Board. Solely for purposes of making such allocations, the Company shall recognize such transfer not later than the end of the calendar month during which it is given notice of such transfer, *provided* that if the Company does not receive a notice stating the date such Unit was transferred within thirty (30) Business Days after the end of the accounting period during which the transfer occurs, then all of such items shall be allocated to the Person who, according to the books and records of the Company, on the last day of the accounting period during which the transfer occurs, was the owner of the Unit. Neither the Company nor any Board or Officer shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 12.5 whether or not any Member or the Company has knowledge of any transfer of ownership of any Unit.

Section 12.6   Determination by Board.

All matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction, and expense for all purposes of this Agreement and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Board.

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ARTICLE 13
TAXES

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Section 13.1   Tax Elections.

The Board at all times shall use its reasonable and good faith efforts to cause the Company to comply with such conditions as may be required from time to time to have the Company classified as a partnership for United States federal income tax purposes (and state, local and foreign tax purposes when applicable) and not as an association taxable as a corporation. The Board shall make all tax elections for the Company.

Section 13.2   Withholding.

All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Members shall be treated as amounts distributed to the Members pursuant to Section 11.1 for all purposes under this Agreement. The Company shall withhold from distributions to the Members, or with respect to allocations to the Members, and pay over to any federal, state, local, or foreign government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state, local, or foreign law and shall allocate any such amounts to the Members with respect to which such amount was withheld. The Board shall cause the Company to file a composite tax return in any state in which the Company is doing business and in which a composite tax return is allowed, on behalf of those Members who are not residents of such state for such state's income tax purposes.

Section 13.3   Tax Matters Partner.

James Brandon Woods shall be the "Tax Matters Partner" of the Company pursuant to Section 6231(a)(7) of the Code. The Tax Matters Partner shall take such action as may be necessary to cause each other Member to become a "Notice Partner" within the meaning of Section 6223 of the Code. The Tax Matters Partner may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of the Members holding a Majority Interest. The Tax Matters Partner will be entitled to reimbursement from the Company for all reasonable costs and expenses incurred by such Member in complying with and carrying out its responsibilities.

Section 13.4   Tax Returns.

The Board shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year.

ARTICLE 14
BOOKS AND RECORDS

Section 14.1   Accounting Period.

The Company's accounting period shall be the Fiscal Year.

Section 14.2   Records and Reports.

(a)   At the expense of the Company, the Board shall cause the Company to maintain records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the following records:

(i)   A current list of the full name and last known address of each Member, Economic Interest Owner and Board;

(ii)   Copies of records to enable a Member to determine the relative voting rights, if any, of the Members;

(iii)   A copy of the Articles of Organization of the Company and all amendments thereto, together with executed copies of any written powers of attorney pursuant to which the Articles of Organization and any amendments thereto have been executed;

(iv)   Copies of the Company's federal, state, and local income tax returns and reports, if any, for each year;

(v)   Copies of this Agreement, together with any amendments thereto and executed copies of each subscription agreement entered into by each Member with respect to his, her or its Units and any written powers of attorney pursuant to which this Agreement and any amendments thereto have been executed;

(vi)   True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member; and

(vii)   Copies of any financial statements and any other information regarding the status of the business and financial condition of the Company for the three most recent years.

(b)   The books and records shall at all times be maintained at the principal office of the Company and shall be open to the reasonable inspection and examination of the Members, or their duly authorized representatives during reasonable business hours.

ARTICLE 15
SEPARATENESS/OPERATIONS MATTERS

Section 15.1   Separateness.

The Company shall:

(a)   maintain books and records and bank accounts separate from those of any other Person;

(b)   maintain its assets in such a manner that it is not costly or difficult to segregate, identify or ascertain such assets;

(c)   observe all customary organizational and operational formalities;

(d)   hold itself out to creditors and the public as a legal entity separate and distinct from any other entity;

(e)   prepare separate tax returns, if necessary, and separate financial statements;

(f)   allocate and charge fairly and reasonably any common employee or overhead shared with any affiliate;

(g)   conduct business in its own name, and use separate stationery, invoices and checks; and

(h)   not commingle its assets or funds with those of any other Person.

ARTICLE 16
TRANSFERABILITY

Section 16.1   General Prohibition.

Except as otherwise provided in this Agreement, no Member or Economic Interest Owner, whether voluntarily or involuntarily, directly or indirectly, may assign, sell, transfer, encumber, or in any way alienate (collectively a "Transfer"), all or any part of his, her or its Units. A Member or Economic Interest Owner may Transfer all or any portion of his, her or its Units (i) with the prior written consent of the Board, which consent may be withheld in the Board's sole discretion, (ii) upon the death or Disability of a Member or Economic Interest Owner, to his or her heir, legatees, devisees or personal representative, or (iii) as otherwise permitted under this Article 16 (each a "Permitted Transfer"). The Company shall not give effect on its books to any Transfer or purported Transfer of Units held or owned by a Member or Economic Interest Owner to any Person unless each and all of the conditions hereof affecting such Transfer shall have been satisfied.

Section 16.2   Involuntary Transfers.

If any Member or Economic Interest Owner has any information which would reasonably lead such Member to expect that an involuntary Transfer, including but not limited to, a Transfer pursuant to a Bankruptcy Event, an attachment by a judgment creditor, a Transfer pursuant to divorce, or a Transfer by operation of law, is foreseeable, such Member or Economic Interest Owner or the Member's or Economic Interest Owner's authorized representative (the "Selling Member") shall immediately give the Company written notice (the "Offer Notice") of such event, and make an offer to sell all of such Selling Member's

Units (the "Offered Units") to the Company. The Offer Notice shall contain a statement of the type of proposed Transfer, the identity of the person to whom the Offered Units will or may be Transferred, and any other facts which are or will reasonably be deemed material to the proposed Transfer.

(a) The Company shall have an option for thirty (30) Business Days after receipt of the Offer Notice to purchase all, but not less than all, the Offered Units. Such option shall be exercisable by the Company by giving written notice of exercise to the Selling Member within such thirty (30) day period.

(b) If the right to purchase described herein is not exercised with respect to the all of the Offered Units within the time period specified, then the option shall be deemed unexercised and the Selling Member may Transfer, subject to compliance with the conditions of Section 16.5, the Offered Units to the proposed transferee at any time within sixty (60) Business Days after the expiration of the thirty (30) day period described in Section 16.3(a).

(c) (i) The price of the Offered Units transferred pursuant to this Section 16.3 shall be the fair market value of such Offered Units. Fair market value shall be the price agreed upon by the Selling Member and the Company, or in the event an agreement has not been reached regarding purchase price, the fair market value shall be determined as follows: Within fifteen (15) Business Days after the expiration of the thirty (30) day period above, the Company and the Selling Member shall each select an appraiser (the "Company's Appraiser" and the "Seller's Appraiser", respectively). Within fifteen (15) days after the appointment of the two appraisers, the Company's Appraiser and the Seller's Appraiser shall select a third appraiser (the "Third Appraiser"). Each of the appraisers shall submit a determination of the value of the Offered Units (without discount for lack of marketability, minority interest, non-voting interest or other similar discount) to the Company and the Selling Member within forty-five (45) Business Days of the date of selecting the Third Appraiser. The fair market value determinations of the two appraisers submitted to the Company which are closest in value shall be averaged. Such average will, absent fraudulent collusion, constitute the fair market value of the Offered Units for purposes of this Section 16.3(c) and shall be final and binding upon the Selling Member and the Company, free of challenge or review by any court. All costs associated with such appraisals shall be borne fifty percent (50%) by the Selling Member and fifty percent (50%) by the Company.

(ii) Notwithstanding the foregoing, in the event that the Company disagrees with the appraised value of the Offered Units as determined under Section 16.3(c)(i), the Company shall have ten (10) Business Days after such appraised value was submitted to the Company to revoke its election to purchase the Offered Units under this Section 16.3; provided, that in such event the Company shall be responsible for the cost of the Purchaser's Appraiser, the Seller's Appraiser, and the Third Appraiser.

(d) The price for the Offered Units shall be paid to the Selling Member at closing by the delivery, at the discretion of the Company, of cash or a promissory note by the Company (the "Note"). The Note shall provide for equal monthly installment payments over a term of five (5) years and shall bear interest payable at a rate equal to the prime rate of interest as published by the Wall Street Journal on the Business Day immediately preceding the date of closing with the first installment being due on the first day of the month following the date of the closing.

(e) The closing of the purchase and sale contemplated by this Section 16.3 shall occur at the offices of the Company no later than 10:00 a.m. on the tenth (10th) Business Day immediately following the later of (i) the expiration of the option period provided in paragraph (a) above or (ii) the determination of the price under paragraph (c) above.

Section 16.3   Conditions for Admission of Substituted Member.

(a)   A transferee with respect to a Permitted Transfer who is not already a Member at the time of such Permitted Transfer, or any transferee with respect to a Transfer that is required by a court of competent jurisdiction, but that is not a Permitted Transfer, shall become a substitute Member only if such admission is approved by the Board, which approval may be withheld in its sole discretion, and the following conditions have been satisfied:

(i)   the transferor must have executed a written instrument of transfer of such Units in form and substance satisfactory to the Board;

(ii)   the transferee must have executed a written agreement, in form and substance satisfactory to the Board, to assume all of the duties and obligations of the transferor under this Agreement with respect to the transferred Units and to be bound by and subject to all of the terms and conditions of this Agreement;

(iii)   the transferor, his legal representative or authorized agent, and the transferee must have executed a written agreement, in form and substance satisfactory to the Board, to indemnify and hold the Company, the Boards and the other Members harmless from and against any loss or liability arising out of the Transfer;

(iv)   the transferee must have executed such other documents and instruments as the Board may deem necessary to effect the admission of the transferee as a Member; and

(v)   unless waived by the Board, the transferee or the transferor must have paid the expenses, including legal fees, incurred by the Company in connection with the admission of the transferee to the Company.

(b)   Upon admission of a transferee as a substitute Member pursuant to this Section 16.4, a transferee who has become a substitute Member with respect to the transferred Units has, to the extent of the Units transferred to such substitute Member, all the rights and powers as a Member of the Person for whom such substitute Member is substituted, including without limitation the Ownership Percentage of the transferor Member, as the case may be, and is subject to all of the restrictions and liabilities of a Member under the Articles of Organization, this Agreement and the Georgia Act.

(c)   A transferee of Units who does not become a substitute Member shall be an Economic Interest Owner only and shall be entitled only to the transferor's Economic Interest to the extent assigned. Such transferee shall not be entitled to vote on any question regarding the Company, and any Ownership Percentage associated with the transferred Economic Interest shall not be considered to be outstanding for voting purposes. Each Economic Interest Owner must agree in writing to be bound by the terms and conditions of this Agreement.

Section 16.4   Transfer Limitations.

Notwithstanding any other provisions of this Agreement, unless waived by the Board, no proposed sale, assignment or transfer of Units, or any part thereof, will be permitted or effective:

(a) if such sale, assignment or transfer would cause the Company to be treated as an association taxable as a corporation for Federal income tax purposes or, when added to the total of all other sales or exchanges of Membership Interests within the preceding twelve (12) months, would result in the Company being considered to have terminated within the meaning of Section 708 of the Code; or

(b) if such transfer or assignment would violate any Federal or any state securities or "blue sky" laws applicable to the Company or to the Interest to be transferred or assigned or the Company has failed to receive from the Member, if requested, a legal opinion satisfactory to the Company, addressing such issues as the Company or its legal counsel may request, including, without limitation, that such transfer will not be in violation of applicable federal or state securities law and will not result in any adverse consequences to the Company.

Section 16.5   Successors as to Economic Rights.

Unless otherwise specifically provided herein or in any applicable transfer document, a transferee shall succeed to the transferor's Capital Contributions and Capital Account to the extent related to the Economic Interest transferred, regardless of whether such transferee becomes a Member.

Section 16.6   Drag Along Rights.

Subject to the rights of the Members and Economic Interest Owners under Section 16.2,

(a) Prior to the Transfer of Units collectively representing greater than a fifty percent (50%) Ownership Percentage in a single transaction or series of related transactions (a "Significant Drag Sale"), such selling Members or Economic Interest Owners ("Drag Sale Initiating Members") shall have the right to require each non-selling Member or Economic Interest Owner (each, a "Co-Seller") to transfer a portion of such Member's or Economic Interest Owner's Units which represents the same percentage of the Units held by such Co-Seller as the aggregate Units being disposed of by such Drag Sale Initiating Members represent of the aggregate Units held by such Drag Sales Initiating Members. Units transferred by Co-Sellers pursuant to this Section 16.7 shall be treated identically with the Units being sold by the Drag Sale Initiating Members in all respects (including, without limitation, the method of determining per Unit consideration and method of payment, and the date of sale, transfer or other disposition); provided, that the Co-Seller shall not be required to make any representations or warranties in connection with such transfer other than representations and warranties as to (i) such Co-Seller's ownership of his Units to be transferred free and clear of all liens, claims and encumbrances, (ii) such Co-Seller's power and authority to effect such transfer, and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require.

(b) The Company, on behalf of the Drag Sale Initiating Members, shall give each Co-Seller at least thirty (30) days' prior written notice of any Significant Drag Sale as to which the Drag Sale Initiating Members intend to exercise their rights under this Section 16.7. If the Drag Sale Initiating Members elect to exercise their rights under this Section 16.7, the Co-Sellers shall take such actions as may be reasonably required and otherwise cooperate in good faith with the Drag Sale Initiating Members in connection with consummating the Significant Drag Sale (including, without limitation, the voting of any Interest of the Company to approve such Significant Drag Sale). At the closing of such Significant Drag Sale, each Co-Seller shall deliver certificates (if any) for all Units to be sold by such Co-Seller, duly endorsed for transfer to the purchaser against payment of the appropriate purchase price.

Section 16.7   Tag-Along Right.

(a) No Member or Economic Interest Owner shall, either individually or in the aggregate with any other Member or Economic Interest Owner, directly or indirectly, Transfer Units beneficially owned by such Members or Economic Interest Owners, in a single transaction or a series of related transactions, collectively representing greater than a fifty percent (50%) Ownership Percentage (each such selling Member, a "Tag-Along Member", and the Units beneficially owned by such Tag-Along Member, the "Tag-Along Member Units"), to any Person (a "Third Party Purchaser") unless the terms and conditions of such Transfer (the "Third Party Disposition") to such Third Party Purchaser shall contain an offer to each other Member and Economic Interest Owner who is not a Tag-Along Member (each, a "Member Offeree") to include in such Third Party Disposition such Units as is determined in accordance with Section 16.8(b) below. At least forty-five (45) days prior to effecting any Third Party Disposition, such Tag-Along Member (or Tag-Along Members) shall promptly cause the terms and conditions of the Third Party Disposition to be reduced to a reasonably detailed writing (which writing shall identify the Third Party Purchaser and shall include the offer to each Member Offeree to purchase or otherwise acquire its Units according to the terms and subject to the conditions of this Section 16.8), and shall deliver, or cause the Third Party Purchaser to deliver, written notice (the "Notice") of the terms of such Third Party Disposition to each Member Offeree. The Notice shall be accompanied by a true and correct copy of the agreement, if any, embodying the terms and conditions of the proposed Third Party Disposition or a written summary thereof if there is no agreement. At any time after receipt of the Notice (but in no event later than ten (10) days after receipt), each Member Offeree may accept the offer included in the Notice for his Units, as determined in accordance with the provisions of Section 16.8(b) below, by furnishing irrevocable written notice of such acceptance to each Tag-Along Member and to the Third Party Purchaser.

(b)   In the event that any Member Offeree elects to accept the offer included in the Notice described in Section 16.8(a) above, such Member Offeree shall have the right to sell, transfer or otherwise dispose of such portion of his Units pursuant to, and upon consummation of, the Third Party Disposition, which is equal to the product of (X) the total number of Units owned by such Member Offeree and (Y) a fraction, the numerator of which shall equal the aggregate Tag-Along Member Units to be sold to the Third Party Purchaser, and the denominator of which shall equal the aggregate Units owned by all Tag-Along Members. If the Third Party Purchaser is not willing to purchase such additional Units held by each participating Member Offeree, the Units to be sold by each Tag-Along Member and each participating Member Offeree shall be proportionately reduced.

(c)   The purchase of Member Offeree Units pursuant to this Section 16.8 shall be made on the same terms (including, without limitation, the method of determining per Unit consideration and method of payment, and the date of sale, transfer or other disposition), and subject to the same conditions, if any, as are provided to each Tag-Along Member and stated in the Notice.

(d)   Upon the consummation of the disposition of Tag-Along Member Units to the Third Party Purchaser pursuant to the Third Party Disposition, the Tag-Along Member shall (i) cause the Third Party Purchaser to remit directly to each other participating Member Offeree the sales price of his, her or its Units disposed of pursuant thereto, and (ii) furnish such other evidence of the completion and time of completion of such disposition and the terms thereof as may reasonably be requested by each such participating Member Offeree.

(e)   If a Member Offeree has not delivered to the Tag-Along Member and to the Third Party Purchaser written notice of its acceptance of the offer contained in the Notice within ten (10) days after the receipt of such Notice, it shall be deemed to have waived any and all rights pursuant to this Section 16.8 with respect to the disposition of his, her or its Units described in the Notice, and the Tag-Along Member (and if applicable, any participating Member Offeree) shall have forty-five (45) days (calculated from the first day next succeeding the expiration of the ten (10) day acceptance period described above), in which to dispose of the aggregate amount of Tag-Along Member Units described in the Notice to the Third Party Purchaser (and if applicable, the Interest of any participating Member Offeree), on terms not more favorable to the Tag-Along Members than those which were set forth in the Notice. If the Tag-Along Member, the participating Member Offerees, and the Third Party Purchaser shall not have completed the disposition of the Units to be sold in accordance with the terms of the Third Party Disposition within such 45-day period, all the restrictions on the disposition of Tag-Along Member Units contained in this Section 16.8 shall again be in force and effect.

ARTICLE 17
OTHER BUSINESS VENTURES

Section 17.1   Confidential Information.

The terms of this Agreement, the identity of any person with whom the Company may be holding discussions with respect to any investment, acquisition, disposition or other transaction, and all other business, financial or other information relating directly to the conduct of the business and affairs of the Company or its subsidiaries or the relative or absolute rights or interests of any of the Members or Economic Interest Owners (collectively, the "Confidential Information") that is not already publicly available, or that has not been publicly disclosed pursuant to authorization by the Board, is confidential and proprietary information of the Company, the disclosure of which would cause irreparable harm to the Company and the Members. Accordingly, each Member, Economic Interest Owner, and Manager represents that he, she or it has not and agrees that he, she or it will not and will direct its shareholders, members, partners, representatives, directors, managers, officers, employees, agents, advisors and Affiliates not to, disclose to any person any Confidential Information or confirm any statement made by third persons regarding Confidential Information until the Company has publicly disclosed the Confidential Information pursuant to authorization by the Board and has notified each Member that it has done so; provided, however, that any Member, Economic Interest Owner or Manager (or their Affiliates) may disclose such Confidential Information if required by law (it being specifically understood and agreed that anything set forth in a registration statement or any other document filed pursuant to law will be deemed required by law), if necessary for it to perform any of its duties or obligations thereunder.

Section 17.2   Remedies.

Each Member and Economic Interest Owner agrees that the covenants contained in Sections 17.1 are essential and that each of the covenants is reasonable, necessary, and appropriate to protect the Company from unfair competition, to protect the Company's interests and properties; to protect the interests of the Members and Economic Interest Owners; and to protect and maintain as confidential the Confidential Information and that irreparable loss and damage will be suffered by the Company should he or she breach any of such covenants. Therefore, each Member and Economic Interest Owner agrees and consents that, in addition to all the remedies provided under this Agreement and by law or in equity, the Company shall be entitled to a temporary restraining order and temporary and permanent injunctions to prevent a breach or contemplated breach of any of such covenants. The Company and the Members and Economic Interest Owners agree that all remedies available to the Company or the Members and Economic Interest Owners, as applicable, shall be cumulative.

ARTICLE 18
DISSOLUTION, CESSATION AND TERMINATION

Section 18.1   Dissolution.

(a)   To the extent permitted by law, no provision of the Georgia Act or any other law, shall apply to the Company so as to produce dissolution of the Company except upon the happening of the first to occur of the events or circumstances described in the following paragraph (b).

(b)   The Company shall be dissolved only upon the occurrence of any of the following events: (i) upon the occurrence of a Cessation Event with respect to the last remaining Member; (ii) by

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judicial dissolution as contemplated under the Georgia Act; (iii) by the sale of all or substantially all of the Company's assets and the collection of all proceeds therefrom; or (iv) by consent of the Members holding a Majority Interest.

Section 18.2   Effect of Dissolution.

Upon dissolution, the Company shall cease to carry on its business, except as permitted by the Georgia Act.

Section 18.3   Cessation Event.

(a)   A Member shall cease to be a Member and shall have no voting rights and no further right to participate in the management or affairs of the Company solely upon the occurrence of any one of the following events ("Cessation Event"):

(i)   a material breach or default by such Member under this Agreement;

(ii)   assignment, sale or other transfer by a Member of all of such Member's Membership Interest to a substituted Member;

(iii)   the Company's purchase or redemption of a Member's entire Membership Interest;

(iv)   the death or Disability of a Member;

(v)   the occurrence of a Bankruptcy Event with respect to a Member; or

(vi)   the attempted transfer of a Member's Membership Interest in violation of this Agreement.

(b)   A Member may not voluntarily withdraw from the Company.

(c)   Except as otherwise provided in this Agreement, a Member who suffers or incurs a Cessation Event or whose status as a Member is otherwise terminated (a "Withdrawing Member") shall not be entitled to receive from the Company the fair value of his, her or its Membership Interest upon such withdrawal, and such Withdrawing Member shall become an Economic Interest Owner (with respect to his, her or its remaining Membership Interest, if any).

ARTICLE 19
WINDING UP, LIQUIDATION, DISTRIBUTION OF ASSETS

Section 19.1   Accounting in Connection with Dissolution.

(a)   Upon dissolution, an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations. The Board, or the Persons selected by the Board (the "Liquidators"), shall immediately proceed to wind up the affairs of the Company.

(b)   If the Company is dissolved and its affairs are to be wound up, the Liquidators shall:

(i)   Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Liquidators may determine to distribute any assets to the Members in kind);

(ii)   Allocate any Net Profits or Net Losses resulting from such sales to the Members in accordance with Section 12.1 hereof;

(iii)   Discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for distributions, and establish such Reserves as may be reasonably necessary to provide for contingencies or liabilities of the Company;

(iv)   Distribute the remaining assets, either in cash or in kind, to the Members in accordance with Section 11.1; and

(v)   If any assets of the Company are to be distributed in kind, the net fair market value of such assets shall be determined by independent appraisal. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members shall be adjusted pursuant to the provisions of this Agreement to reflect such deemed sale.

(c)   It is the intent of the Members that the allocations provided in Section 12.1 result in the distributions required pursuant to Sections 19.1(b)(iv) and 11.1 being in accordance with positive Capital Accounts as provided for in the Treasury Regulations under Code Section 704(b). However, if after giving hypothetical effect to the allocations required by Section 12.1, the Capital Accounts of the Members are in such ratios or balances that distributions pursuant to Sections 19.1(b)(iv) and 11.1 would not be in accordance with the positive Capital Accounts of the Members as required by the Treasury Regulations under Code Section 704(b) (subject to certain revaluations permitted by Section 10.8, but not specifically permitted by the Regulations), such failure shall not affect or alter the distributions required by Sections 19.1(b)(iv) and 11.1. Rather, the Liquidators will have the authority to make other allocations of Net Losses, Net Profits, or items of income, gain, loss or deduction among the Members which, to the maximum extent possible, will result in the Capital Accounts of each Member having a balance prior to distribution equal to the amount of distributions to be received by such Member pursuant to Sections 19.1(b)(iv) and 11.1.

(d)   Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Member's Capital Account.

(e)   Upon completion of the winding-up, liquidation and distribution of the assets, the Company shall be deemed terminated.

Section 19.2   Certificate of Cancellation.

When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, the Liquidators shall file a certificate evidencing such cancellation with the Secretary of State of Georgia in accordance with the Georgia Act.

Section 19.3   Return of Contribution Nonrecourse to Other Members.

Upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Member or Members shall have no recourse against any other Member.

ARTICLE 20
MISCELLANEOUS PROVISIONS

Section 20.1   Application of Georgia Law.

This Agreement, and the application or interpretation hereof, shall be governed exclusively by its terms and by Georgia law.

Section 20.2   No Action for Partition.

No Member has any right to maintain any action for partition with respect to the property of the Company.

Section 20.3   Execution of Additional Instruments.

Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 20.4   Headings, Exhibits and Interpretation.

The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof. All exhibits and schedules referred to in this Agreement and attached hereto are incorporated herein by this reference. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole, including the Exhibits and Schedules hereto, as the same may from time to time be amended, modified or supplemented, and not to any particular section, subsection or clause contained in this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter.

Section 20.5   Waivers.

The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 20.6   Rights and Remedies Cumulative.

The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for (and receive) specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

Section 20.7   Title to Property.

The Company assets shall be owned by the Company as an Entity, and no Member shall have any ownership interest in the Company assets in that Member's individual name or right. Each Member's Interest shall be personal property for all purposes. The Company shall hold the Company assets in the name of the Company and not in the name of any Member.

Section 20.8   Heirs, Successors and Assigns.

The terms of this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

Section 20.9   Creditors.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or, except as otherwise provided in Article 8, by any Person not a party hereto.

Section 20.10   Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 20.11   Notices.

All notices, requests, demands, claims and other communications hereunder to any Member or the Company shall be in writing and shall be deemed duly given when delivered personally to the recipient, faxed to the intended recipient at the fax number, or sent by email to the intended recipient (confirmation of receipt is required) using the email address, set forth on *Exhibit "A"* hereto (with hard copy to follow by express courier), or one day after sent to the recipient by reputable overnight express courier service (charges prepaid) and addressed to the intended recipient at such party's respective address as set forth on *Exhibit "A"*, or at such other address as the other party may hereafter designate by notice.

Section 20.12   Amendments.

(a)   Except as expressly provided in Section 20.12(b), any amendment to this Agreement must be made in writing and approved by the Members holding a Majority Interest of voting units; provided, that no amendment to this Agreement that would adversely affect the Interest of a Member or Economic Interest Owner shall be effective without the prior written consent of such Member or Economic Interest Owner.

(b)   So long as any such amendment does not adversely affect the Interest of any Member or Economic Interest Owner, the Board may amend this Agreement without the consent of the Members: (i) to modify the allocations provisions of the Operating Agreement to comply with Section 704(b) of the Code; (ii) as required by a lender who has made a loan to the Company; (iii) to add to the representations, duties, services or obligations of the Board or any Affiliates for the benefit of the Members;

(iv) to cure any ambiguity or mistake, correct or supplement any provision in this Agreement that may be inconsistent with any other provision, or make any other provision with respect to matters or questions arising under this Agreement consistent with the provisions of this Agreement; (v) to delete or add any provision of this Agreement required to be so deleted or added by the staff of the Securities and Exchange Commission or by a state "Blue Sky" Commissioner or similar official, which addition or deletion is deemed by such Commission or official to be for the benefit or protection of the Members; (vi) to amend this Agreement to reflect the addition or substitution of Members; (vii) to reconstitute the Company under the laws of another state for tax purposes; or (viii) to change the name and/or principal place of business of the Company.

Section 20.13   Conflicts with the Georgia Act.

If any particular provision herein is construed to be in conflict with the provisions of the Georgia Act, the provisions of this Agreement shall control to the fullest extent permitted by applicable law. Any provision found to be invalid or unenforceable shall not affect or invalidate the other provisions hereof, and this Agreement shall be construed in all respects as if such conflicting provision were omitted.

Section 20.14   General Statutory Override.

To the extent permitted by law, the provisions of this Agreement shall govern over all provisions of the Georgia Act which would apply but for (and inconsistently with) this Agreement. For each question (a) with respect to which the Georgia Act provides a rule (a "default rule"), but permits a limited liability Company's operating agreement to provide a different rule and (b) which is addressed by this Agreement, the default rule shall not apply to the Company.

Section 20.15   No Partnership Intended for Non-Tax Purposes.

The Members have formed the Company under the Georgia Act, and expressly disavow any intention to form a partnership under the partnership act or laws of any state. The Members do not intend to be partners one to another or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

Section 20.16   Time.

Time is of the essence of this Agreement, and to any payments, allocations and distributions provided for under this Agreement.

Section 20.17   Entire Agreement.

This Agreement (including the Exhibits and Schedules) and the agreements, certificates and other documents delivered pursuant to this Agreement contain the entire agreement among the parties with respect to the matters described herein, and supersedes all prior agreements, written or oral, with respect thereto.

Section 20.18   Separate Counsel.

EACH MEMBER ACKNOWLEDGES THAT HE, SHE OR IT HAS HAD AN OPPORTUNITY TO CONSULT WITH ITS OWN LEGAL COUNSEL WITH REGARD TO THE MATTERS CONTAINED IN THIS AGREEMENT. EACH MEMBER FURTHER ACKNOWLEDGES THAT DANIEL DENTON REPRESENTS THE COMPANY WITH RESPECT TO FORMATION AND

ORGANIZATION OF THE COMPANY, INCLUDING BUT NOT LIMITED TO DRAFTING AND NEGOTIATING THIS AGREEMENT, AND THAT DANIEL DENTON REPRESENTS NO OTHER MEMBER OR ANY OTHER PERSON WITH RESPECT TO SUCH FORMATION AND ORGANIZATION, INCLUDING BUT NOT LIMITED TO DRAFTING AND NEGOTIATING THIS AGREEMENT.

Section 20.19 Waiver of Actual or Potential Conflicts of Interest.

Each Member understands and acknowledges that representation of the Company by Daniel Denton poses apparent, and potentially real, conflicts of interest for Daniel Denton. Each Member further acknowledges that he, she, or it knows that Daniel Denton has previously represented one or more of the parties to this Agreement, including but not limited to James Brandon Woods and Eric Lee McConaghy. EACH MEMBER ACKNOWLEDGES THAT HE, SHE, OR IT HAS REVIEWED THIS SECTION AND HEREBY WAIVES ANY AND ALL POTENTIAL OR ACTUAL CONFLICTS OF INTEREST ARISING FROM THE REPRESENTATION OF THE COMPANY BY DANIEL DENTON.

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IN WITNESS WHEREOF, the undersigned have set their hands and seals as of the date set forth on the first page of this Agreement.

MEMBERS:

EdgeLine LLC

EdgeLine LLC

Summit Springs THREE, LLC

By: Brandon Woods

Brandon Woods, Manager

Agreement of Managers as of the Thursday of April 29, 2021. The undersigned Managers hereby agree to be the Managers of the Company pursuant to the Agreement and hereby agree to abide by the provisions of the Agreement and the Act, to the extent applicable, as they relate to the activities of the Managers and the operation of the Company.

EdgeLine LLC

EdgeLine

By: *Brandon Woods*

Brandon Woods

SCHEDULE 1

DEFINITIONS

"**Adjusted Capital Account Deficit.**" means the deficit balance, if any, in a Member's Capital Account as of the end of a Fiscal Year (or other applicable period), after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts (i) described in section 1.704-1(b)(2)(ii)(c) of the Regulations which such Member is unconditionally obligated to contribute to the Company pursuant to this Agreement or applicable law or (ii) which such Member is deemed obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in sections 1.704-l(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

"**Affiliate.**" With respect to any Person, (i) in the case of an individual, any relative of such Person, (ii) any officer, director, trustee, partner, member, manager, employee or holder of ten percent (10%) or more of any class of the voting securities of or equity interest in such Person; (iii) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (iv) any officer, director, trustee, partner, member, Board, employee or holder of ten percent (10%) or more of the outstanding voting securities of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person. For purposes of this Agreement, "control" when used with respect to any specified person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting interests, by contract or otherwise, and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

"**Agreement.**" This Operating Agreement, together with all Exhibits and Schedules, as the same may be amended or supplemented from time to time.

"**Articles of Organization.**" The Articles of Organization of the Company, as filed with the Secretary of State of Georgia, as the same may be amended from time to time.

"**Bankruptcy Event.**" A Bankruptcy Event with respect to any Person shall mean the occurrence of any one or more of the following events with respect to such Person: (i) the filing of a petition by such Person to be adjudicated a bankrupt or for reorganization or arrangement under the bankruptcy laws of any state or of the United States; (ii) a petition is filed against such Person to have it adjudicated a bankrupt and such petition is not dismissed within sixty (60) days after filing; (iii) an assignment for the benefit of creditors is made by such Person; or (iv) a receiver or trustee of a such Person's rights or interests (which includes the rights or interests of such Person under this Agreement) is appointed pursuant to any judicial proceeding and such proceeding is not dismissed, and the receiver or trustee discharged, within sixty (60) days after such appointment.

"**Business Day.**" Any day except Saturday, Sunday or any day on which banks are generally not open for business in Atlanta, Georgia.

"**Business of the Company.**" As defined in Article 3.

"Capital Account." A capital account maintained with respect to each Member in accordance with Section 10.7.

"Capital Contribution." Any contribution to the capital of the Company in cash or property by a Member whenever made.

"Cause." With respect to a Manager, shall mean acts or omissions by the Manager involving fraud, bad faith, gross negligence, the breach of a material representation, warranty or obligation under this Agreement, intentional misconduct, knowing violation of law, a transaction for which the Manager or his or her Affiliate received an improper personal benefit in violation of the provisions of this Agreement or the occurrence of a Bankruptcy Event with respect to such Manager.

"Cessation Event." As defined in Section 18.3.

"Code." The Internal Revenue Code of 1986, as amended from time to time.

"Company." Summit Springs THREE, a Georgia limited liability company.

"Company Minimum Gain." The meaning attributed to "partnership minimum gain" in Treasury Regulations Section 1.704-2(b)(2).

"Depreciation." For each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis, provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

"Disability" or "Disabled." With respect to any Person, means an entry by a court of competent jurisdiction adjudicating such Person incompetent to manage his or her person or his or her property.

"Economic Interest." A Member's or Economic Interest Owner's share of the Company's Net Profits, Net Losses and rights to distributions of the Company's assets pursuant to this Agreement and the Georgia Act, but shall not include any right to vote on, consent to or otherwise participate in any decision of the Members.

"Economic Interest Owner." The owner of an Economic Interest who is not a Member.

"Entity." Any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

"Fiscal Year." The Company's fiscal year, which shall be the calendar year.

"Georgia Act" or "Act." The Georgia Limited Liability Company Act, Title 14, §§14-11-100 et seq., as amended from time to time.

"Gross Asset Value." With respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board (as evidenced by this Agreement or an amendment hereto);

(b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board, as of the following times: (i) the acquisition of an interest or an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution or other consideration; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property or money as consideration for an interest in the Company; and (iii) the liquidation of the Company; *provided, however*, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members;

(c)   The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value, as determined by the Board, of such asset on the date of distribution;

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided, however*, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent the Board determines that an adjustment pursuant to paragraph (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraphs (a), (b), or (d), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"**Interest.**" Any interest in the Company, including a Membership Interest, an Economic Interest, any right to vote or participate in the business of the Company, or any other interest in the Company.

"**Majority Interest.**" Ownership Percentages of Members, which, taken together, constitute a majority of all Ownership Percentages held by all Members that are entitled to vote on or consent to the issue in question.

"**Manager(s).**" One or more Managers designated pursuant to ARTICLE 5 of this Agreement.

"**Member.**" Each Person who executes this Agreement or a counterpart thereof as a Member, and each of the Persons who may hereafter becomes Member as provided in this Agreement. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Interest, including credit for any Capital Contributions associated with the acquired Interest which shall be taken into account in calculating the Member's Ownership Percentage.

"**Member Minimum Gain.**" The meaning attributed to "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Debt.**" The meaning attributed to "partner nonrecourse debt in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Deductions." The meaning attributed to "partner nonrecourse deductions" in Treasury Regulations Section 1.704-2(i)(2).

"Membership Interest." A Member's entire interest in the Company including such Member's Economic Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement.

"Net Cash Flow." The Company's gross receipts of any kind derived directly or indirectly from or in connection with its operations (including, without limitation, any proceeds from business interruption insurance) plus any reduction in Reserves taken into account pursuant to this definition, minus payments directly or indirectly of costs and expenses of any kind related to or arising out of the Company's operations (including debt service payments and loan repayments) and amounts added to Reserves for business expansion, capital replacement, required by loan agreements or other contractual arrangements to which the Company is party or necessary to satisfy contingencies reasonably anticipated for, or associated with, the entity's business, all as reasonably determined by the Board.

"Net Profits" and **"Net Losses."** Means an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of "Net Profits" and "Net Losses" shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of "Net Profits" and "Net Losses," shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (b) or (c) of the definition of "Gross Asset Value," the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits or Net Losses;

(d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of Depreciation;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 12.2 hereof shall not be taken into account in computing Net Profits or Net Losses.

"Nonrecourse Debt." A nonrecourse liability (or portion thereof) of the Company for which no Member bears the economic risk of loss within the meaning of Treasury Regulations Section 1.752-2.

"Nonrecourse Deductions." The meaning set forth in Treasury Regulations Section 1.704-2(b).

"Ownership Percentage." For each Member, the percentage determined at any given time by dividing the aggregate number of Units owned by such Member as of such time by the aggregate number of Units owned by all Members as of such time. For purposes of all provisions hereof relating to actions taken or approval by Members, including voting, written consents or other approvals, only Ownership Percentages held by Members, and not Economic Interest Holders, shall be taken into account. The Ownership Percentage of each Member shall be set forth on *Exhibit "A"* hereto.

"Person." Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so permits.

"Reserves." Funds set aside and amounts allocated to reserves in amounts determined by the Board for working capital and to pay taxes, insurance, debt service, capital improvements and other costs and expenses incident to the ownership or operation of the Company's business.

"Target Amount." With respect to a Member, means at the end of any Fiscal Year the amount which such Member would then be entitled to receive if, immediately following such Fiscal Year: (a) all of the assets of the Company (other than cash and claims of the Company for contributions) were sold for cash equal to their respective Gross Asset Values (or, in the case of assets subject to liabilities for which the creditor's right is limited to assets of the Company, the amounts of such liabilities, if greater than the aggregate Gross Asset Values of such assets); (b) all unconditional obligations to contribute to the Company were collected in full; and (c) the proceeds of such sale and collections, and all other cash of the Company, were distributed as provided in Section 19.1(b).

"Treasury Regulations" or **"Regulations."** The federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units (Common and Preferred)." The standard measurement used to determine each Member's Membership Interest and each Economic Interest Owner's Interest. The number of Units held by each Member and Economic Interest Owner shall be set forth on *Exhibit "A"* hereto.

Summit Springs THREE, LLC
Operating Agreement

Exhibit "A"

List of Members, Initial Capital Contribution,
Membership Units and Percentage Interest

Member Name, Address, Taxpayer ID Number	Initial Capital Contribution	Membership Units	Percentage Interest
EdgeLine, LLC 4062 Peachtree Road Suite A-532 Atlanta, GA 30319 ID 86-3857978	$ 1	2,000 Common	100%

MEMBERS:

EdgeLine, LLC(SEAL)
EdgeLine, LLC

IN WITNESS WHEREOF, the Parties have set their hands and seals the day and year first above written.

MEMBERS:

EdgeLine, LLC(SEAL)
EdgeLine, LLC

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Summit Springs THREE, LLC
4062 Peachtree Rd NE
Suite A-532
Atlanta, GA 30319

Ladies and Gentlemen:

The undersigned understands that Summit Springs THREE, LLC, a limited liability company organized under the laws of Georgia (the "Company"), is offering up to $800,000.00 of Preferred Units of LLC Membership Interests in the Company (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 4, 2021 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59PM Easter Time on October 31, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust LLC (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by www.fundme.com (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Georgia, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, www.fundme.com (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Georgia, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4062 Peachtree Rd NE, Suite A-532 Atlanta, GA 30319 Attention: Eric McConaghy Email: ericl@edgelineatl.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Summit Springs THREE, LLC
By_____ Name: Title:

EXHIBIT D

Offering Page

Summit Springs Townhomes: Development by EdgeLine

25% return on investment for investors! 15% is paid monthly and the remaining 10% will continue to accrue and will be paid upon a capital event such as refinance or when a townhome unit sells.

With the potential to capitalize on an untapped market, this unique townhome community in the heart of Sandy Springs will capitalize on big city living with a small-town vibe.

EdgeLine's most recent development, Summit Springs Townhomes, located at 208 Sandy Springs Place NE, Sandy Springs, GA 30328, is a boutique living concept catering to young professionals as well as the upper middle-aged and empty nesters. Funds for the development of this researched and planned community will be used to refinance the current land loan, begin sitework, and vertically construct six units while planning and design continues on an additional 12 units.

This highly walkable community lays in close proximity to all the amenities downtown Sandy Springs has to offer. In addition to close retail, restaurants, grocery, farmers markets, parks, trails, and bikeways, Summit Springs is just a four-minute walk from City Center (https://citysprings.com) (a unique public resource including a center for the performing arts with two theaters for live performances) and Heritage Sandy Springs (a four-acre park with a museum and outdoor recreational space).

After a careful analysis and extensive market research (https://lbmjournal.com/economic-housing-experts-predict-post-pandemic-rebound-to-continue-in-2021), EdgeLine is capitalizing on the fact that there is a lack of available homes for sale in this urban environment. Summit Springs completes the trifecta of the highly successful live/work/play concept in a growing area already ripe with arts and entertainment. Centrally located near Perimeter mall, Summit Springs has easy access to multiple highways and public transportation.

With limited competition, Summit Springs will provide the latest in contemporary design and amenities. The interior will feature all the amenities homeowners have come to know and love in modern living, including an open-plan concept, energy efficient appliances, spacious balconies, generous closet space, and smart-home technology boasting high-speed internet.

The community itself features a sizeable deck with grilling area, a leash-free area for dogs, business center, additional storage, an automated bar providing morning coffee, secure two-car parking, and common-area air purification.

Use of Proceeds

EdgeLine is seeking funding in the amount of $800,000 for the development of Summit Springs.

The equity funds will be used to refinance the current land loan, begin site work, and start vertical construction for units 1-6. Concurrently, the funds will also be used to finish the final design of units 7-18 and retire some of the initial investors.

Ownership Structure & Rights of Securities

Summit Springs Three, LLC is owned by EdgeLine LLC. EdgeLine is the general partner and owns common shares. The limited partners, which are investors, will be issued preferred shares.

Summit Springs Three, LLC will provide funding to Summit Springs Holdings, LLC for the development and sale of 18 townhomes on land owned by Summit Springs Holdings at 208 Sandy Springs Place, Sandy Springs, GA. 30328.

DISTRIBUTIONS TO MEMBERS

Section 11.1 Distributions of Net Cash Flow

(A) The Company will distribute the Monthly ROI set forth in Section 10.3 for unreturned capital to Preferred Units on a monthly basis.

(B) After the distributions in Section 11.1(A), if the Company, at the sole discretion of the Board, distributes any existing Net Cash Flow to the Members then such   distribution shall be as follows:

- First to Preferred Unit holders until all Capital Contributions for Preferred Unit Holders are paid back in full;

- Second to pay the Preferred Return; then

- Any remaining funds to Common Units in proportion to Common Unit Membership;

    provided, that upon the dissolution of the Company as provided in Section 18.1, distributions shall be made in accordance with this Section.

Risks & Disclosures

The following risk and disclosures for this investment can be found on the operating agreement under Article 9, section 9.1 and Article 10, section 10.4.

RIGHTS AND OBLIGATIONS OF MEMBERS

i. **1.1 No Liability for Company Obligations.**

No Member will have any personal liability for any debts or losses of the Company solely by reason of being a Member of the Company, except as otherwise expressly provided in this Agreement or under the Georgia Act.

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

i. **1.1 Certificates.**

All Units may, but shall not be required to, be represented by certificates. Each certificate issued hereunder shall be in the form approved by the Board and must be signed by a Manager. In addition to any other information, restriction or legend, all certificates must include the name of the person to whom the Units are issued and the number and class of Units the certificate represents. No certificate when issued shall cease to be valid by reason of any changes in the information required or permitted to be stated on the certificate and, in the event of a change in the capital structure of the Company, it shall not be necessary to recall any previously-issued certificate for revision of the information placed thereon.

Each certificate shall include the following legend:

The limited liability company units (the "Units") of Summit Springs THREE, LLC represented by this certificate and the Operating Agreement (as defined below) have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), the securities laws of any State of the United States or any other applicable securities laws in reliance upon exemptions from the registration requirements of the Securities Act and such other laws. The Units must be acquired for investment only and may not be offered for sale, pledged, hypothecated, sold, assigned or transferred at any time except in compliance with (i) the Securities Act, any applicable state securities laws, and any other applicable securities laws and (ii) the terms and conditions of the Operating

Agreement of Summit Springs THREE, LLC (the "<u>Operating Agreement</u>"). The Units may not be transferred of record except in compliance with such laws and the Operating Agreement. Therefore, purchasers of the Units will be required to bear the risk of their investment for an indefinite period of time.

Previous Funding

To date, EdgeLine has raised $1,230,000 over the course of the project.

The funds provided for the land acquistion, site planning, architectural design, and zoning compliance.

Press Mentions

Sandy Springs Reporter, Top Stories (https://reporternewspapers.net/2020/05/18/townhomes-planned-for-former-animal-clinic-in-sandy-springs/?utm_source=Reporter+Newspapers+Mailing+List&utm_campaign=7c512bad18-RSS_EMAIL_CAMPAIGN_SS_DAILY&utm_medium=email&utm_term=0_dbd6e0112e-7c512bad18-407312289)

The Best Places To Invest In Real Estate In 2021 (https://www.benzinga.com/21/04/20469904/the-best-places-to-invest-in-real-estate-in-2021)

Economic, housing experts predict post-pandemic rebound to continue in 2021 (https://lbmjournal.com/economic-housing-experts-predict-post-pandemic-rebound-to-continue-in-2021/)

Key Customers & Partners

William T. Tunnell, Founding Principal of TSW architects (https://www.tsw-design.com/), has been providing site analysis and concept design services which, in turn, provide the design and density information required by EdgeLine to estimate project cost and profit. TSW has extensive experience in urban residential design; additional information about TSW can be obtained at tsw-design.com.

Stuart McClimans with Blue Landworks (http://bluelandworks.com/) has been providing civil engineering and land planning services for the project. The firm opened its doors in 2008 to serve clients in the private and public land development market. Quickly establishing itself as a growing and thriving firm, Blue Landworks was recognized by the Gwinnett County Chamber of Commerce with a Pinnacle Award in 2012 as one of Gwinnett County's top 25 small businesses.

As a top-performing real estate professional, Jamie Simpson with Simpson Real Estate Group (https://www.simpsoncompany.com/) has vast experience in marketing and selling homes nationwide - from multi-million dollar condo projects to waterfront estates, with notable success in one of the most challenging markets in recent history. His team has provided market information and design input that will position the project as one of the most desirable living opportunities in Sandy Springs.

Project FAQs

ASK A QUESTION (/PROJECTS/12321-SUMMIT-SPRINGS-TOWNHOMES--DEVELOPMENT-BY-EDGELINE/QUESTIONS/NEW)

EXHIBIT E

Video Transcript



Summit Springs Video
Script Voice Over Copy
Round 2- alt

Open about 6 seconds of background music with hero shots showcasing the best of Sandy Springs. Overlay for first few seconds: ***"Summit Springs" as the header and then list the address below: 208 Sandy Springs Place, Sandy Springs, GA. 30328.***

Jamie walking on property location while talking.

VO: Hello & thank you for joining me. I'm Jamie Simpson with Simpson Real Estate Group, here at the future location of Summit Springs- a gorgeous new townhome development in the heart of Sandy Springs that can deliver the active live, work play lifestyle that you have always dreamt of.

Sandy Springs is just minutes from downtown Atlanta, so you're a short drive or Marta ride away from Metro Atlanta's top attractions. And, while big city excitement is only minutes away, Sandy Springs is surrounded by more than 950 acres of parks and natural areas & a number of Fortune 500 & Fortune 1000 employers like Newell Rubbermaid, UPS, State Farm Insurance, Mercedes Benz Headquarters & more. So at Summit Springs, you can experience the very best of the modern South. Enjoy the big city one moment and the warm hospitality of the hundreds of independently owned restaurants and shops the next.

Located a few blocks from City Springs, the newly developed city center, the best of sandy springs dining, and attractions are just beyond your front door. Jump on your bike or take a short stroll and enjoy the journey as much as the destination.

Or stay put in your gorgeous new construction home. Summit Springs is offering 18 beautiful, brand new townhomes providing multiple floor plan options so that each residence has its own unique design. One of the highest elevated locations in Sandy Springs rising ~45' above Roswell Rd., Summit Springs offers future residents a quiet, private place to live, far removed from the hustle and bustle of everyday life but with the added convivence of walkability to everything you need. With extra special touches like a community dog run, common areas with grilling stations to gather with friends, deck & patio space that will provide true "outdoor/indoor living" and more, you can make a lifetime of memories at home.

Breaking ground summer of 2021 by powerhouse development team Edgeline, with over 50 years combined experience, Summit Springs will showcase open concept living, 10" ceilings on both the main & bedroom levels & Spacious Master suites.

Edgeline is focused on high-quality construction which is evident in features like: Energy efficient windows paralleled with thoughtfully planned design to provide residents with tons of natural light. And, gourmet kitchens with quartz countertops and stainless-steel appliances. Livability is achieved by private two car parking spaces per residence, Individual storage areas, bicycle storage and electrical vehicle charging outlets for each home- there's been no detail overlooked!

The vibrant Sandy Springs lifestyle is just within reach. You just have to reach out Info@SummitSpringsATL.com or visit our website at SummitSpringsATL.com to learn more about this incredible project. I can't wait to welcome you home to Summit Springs.

Overlay: *For more information:*

Contact us at Info@SummitSpringsATL.com

or

Visit SummitSpringsATL.com